Exhibit 99.84

CANNTRUST HOLDINGS INC.

QUALIFICATION CERTIFICATE

To:	Ontario Securities Commission

And To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

The Office of the Superintendent of Securities (Prince Edward Island)

Re:	CannTrust Holdings Inc.

This certificate is made and delivered by the CannTrust Holdings Inc. (the “Corporation”) pursuant to paragraph 4.1(1)(a)(ii) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) in connection with the filing of a preliminary short form prospectus for a distribution of its securities. The Corporation is relying on Section 2.2 of NI 44-101 to qualify to file a prospectus in the form of a short form prospectus dated the date hereof (the “Preliminary Prospectus”). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in NI 44-101.

The undersigned, Ian Abramowitz, the Chief Financial Officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity, that:

1)	the Corporation satisfies all of the criteria set forth in Section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus, in that:

(a)	the Corporation is an electronic filer under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR);

(b)	the Corporation is a reporting issuer in at least one jurisdiction of Canada;

(c)	the Corporation has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction: (i) under applicable securities legislation; (ii) pursuant to an order issued by the securities regulatory authority; or (iii) pursuant to an undertaking to the securities regulatory authority;

(d)	the Corporation has, in at least one jurisdiction in which it is a reporting issuer: (i) current annual financial statements; and (ii) a current AIF; and

(e)	the Corporation’s equity securities are listed and posted for trading on a short form eligible exchange and the Corporation is not an issuer: (i) whose operations have ceased; or (ii) whose principal asset is cash, cash equivalents, or its exchange listing; and

2)	all of the material incorporated by reference in the Preliminary Prospectus and not previously filed is being filed with the Preliminary Prospectus.

DATED this 22nd day of May, 2018.

CANNTRUST HOLDINGS INC.

Per:	/s/ Ian Abramowtiz
Name:	Ian Abramowtiz
Title:	Chief Financial Officer